This pricing supplement which is not complete, relates to an automatically effective Registration Statement under the Securities Act of 1933, as amended. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell Notes in any jurisdiction where such an offer would not be permitted.

Subject to completion, dated January 4, 2007

PRICING SUPPLEMENT dated January      , 2007
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

Toyota Motor Credit Corporation
Medium-Term Notes, Series B
100% Principal-Protected Notes Linked to a Basket of Commodities Due 2010

     Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP:

Principal Amount (in Specified Currency): $
Issue Price:      %
Pricing Date: January      , 2007
Original Issue Date: January      , 2007
Stated Maturity Date: July    , 2010

Interest Rate: 0.0%

Interest Payment Dates: Not Applicable

Return Amount: At Maturity, TMCC will repay the Principal Amount plus a Return Amount linked to the percentage change over the term of the Notes of an equally weighted basket (the “Basket”) of the following seven commodities: West Texas Intermediate light sweet crude oil (“WTI crude oil”) (Bloomberg symbol CL1), natural gas (Bloomberg symbol NG1), gold (Bloomberg symbol GOLDLNPM), aluminum (Bloomberg symbol LOAHDY), copper (Bloomberg symbol LOCADY), corn (Bloomberg symbol C 1) and wheat (Bloomberg symbol W 1) (each, a “Component Commodity,” and collectively, the “Component Commodities”); provided that the Return Amount may not be negative. See Additional Terms of the Notes—Payment at Maturity.”

Net Proceeds to Issuer:      %
Agent’s Discount or Commission:      %
Agent: Wachovia Capital Markets, LLC
Agent’s Capacity: Principal

Calculation Agent: Wachovia Bank, National Association

Day Count Convention: 30/360
Business Day Convention: Following
Redemption: Not Applicable
Redemption Dates: Not Applicable
Notice of Redemption: Not Applicable

Repayment: Not Applicable
Optional Repayment Date(s): Not Applicable
Repayment Price: Not Applicable

Original Issue Discount: Yes
Total Amount of OID:
Yield to Maturity:
Initial Accrual Period:

Specified Currency: U.S. dollars
Minimum Denominations: $1,000
Principal Amount Form of Note: Book-entry only

ADDITIONAL TERMS OF THE NOTES

Payment at Maturity

     At Maturity, TMCC will repay the Principal Amount of the Notes plus an amount (the “Return Amount”) equal to the Principal Amount multiplied by •% (the “Participation Rate”) (such percentage to be greater than 100% and to be determined on the Pricing Date) of the Basket Return (as defined below); provided that the Return Amount may not be negative.

     “Basket Return” means a fraction, expressed as a percentage, equal to:

     “WTI Crude Oil (Final)” is the U.S. dollar closing price per barrel of WTI crude oil on the New York Mercantile Exchange (“NYMEX”) of the first nearby futures contract on the Valuation Date as reported by Bloomberg Financial Products (“Bloomberg”).

     “WTI Crude Oil (Initial)” is the U.S. dollar closing price per barrel of WTI crude oil on the NYMEX of the first nearby futures contract on the Pricing Date as reported by Bloomberg.

     “Natural Gas (Final)” is the U.S. dollar closing price per MMBtu of natural gas on the NYMEX of the Henry Hub Natural Gas futures contract in respect of the first nearby month on the Valuation Date as reported by Bloomberg.

     “Natural Gas (Initial)” is the U.S. dollar closing price per MMBtu of natural gas on the NYMEX of the Henry Hub Natural Gas futures contract in respect of the first nearby month on the Pricing Date as reported by Bloomberg.

     “Gold (Final)” is the afternoon U.S. dollar fixing price per troy ounce of unallocated gold bullion for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery on the Valuation Date as reported by Bloomberg.

     “Gold (Initial)” is the afternoon U.S. dollar fixing price per troy ounce of unallocated gold bullion for delivery in London through a member of the LBMA authorized to effect such delivery on the Pricing Date as reported by Bloomberg.

     “Aluminum (Final)” is the U.S. dollar closing cash price per ton of high grade primary aluminum on the London Metals Exchange (the “LME”) on the Valuation Date as reported by Bloomberg.

     “Aluminum (Initial)” is the U.S. dollar closing cash price per ton of high grade primary aluminum on the LME on the Pricing Date as reported by Bloomberg.

     “Copper (Final)” is the U.S. dollar closing cash price per ton of copper – Grade A on the LME on the Valuation Date as reported by Bloomberg.

     “Copper (Initial)” is the U.S. dollar closing cash price per ton of copper – Grade A on the LME on the Pricing Date as reported by Bloomberg.

     “Corn (Final)” is the U.S. dollar closing price per bushel of #2 Yellow Corn on the Chicago Board of Trade (the “CBOT”) of the first nearby futures contract on the Valuation Date as reported by Bloomberg.

     “Corn (Initial)” is the U.S. dollar closing price per bushel of #2 Yellow Corn on the CBOT of the first nearby futures contract on the Pricing Date as reported by Bloomberg.

     “Wheat (Final)” is the U.S. dollar closing price per bushel of #2 Hard Red Winter Wheat on the CBOT of the first nearby futures contract on the Valuation Date as reported by Bloomberg.

     “Wheat (Initial)” is the U.S. dollar closing price per bushel of #2 Hard Red Winter Wheat on the CBOT of the first nearby futures contract on the Pricing Date as reported by Bloomberg.

     “Valuation Date,” with respect to a Component Commodity, is the date that is ten Business Days prior to the Stated Maturity Date, unless such day is not a trading day, in which case the Valuation Date will be postponed until the next trading day; provided that in no event will the Valuation Date be postponed by more than 10 Business Days. If the Valuation Date is postponed, then the Maturity Date of the Notes will be postponed by an equal number of trading days.

     “Initial Price” of a Component Commodity is the U.S. dollar closing price per applicable unit of such Component Commodity on the relevant exchange or market on the Pricing Date as quoted on Bloomberg.

     “Final Price” of a Component Commodity is the U.S. dollar closing price per applicable unit of such Component Commodity on the relevant exchange or market on the Valuation Date as quoted on Bloomberg.

     The “closing price” or “closing cash price” of a Component Commodity will be determined by reference to its official closing price, cash settlement price or fixing price on the relevant exchange or market on the applicable date, as reported by Bloomberg.

     If a Market Disruption Event (as defined below) occurs on the Pricing Date or the Valuation Date, the Calculation Agent will determine the Initial Price or the Final Price for each Component Commodity, as applicable, as follows:

(1)	with respect to those Component Commodities included in the Basket that did not suffer a Market Disruption Event on such Pricing Date or Valuation Date, as applicable, by utilizing the U.S. dollar closing price for such Component Commodity on such Pricing Date or Valuation Date, as applicable, and

(2)	with respect to those Component Commodities included in the Basket that did experience a Market Disruption Event on such Pricing Date or Valuation Date, as applicable, by utilizing the U.S. dollar closing price for such Component Commodity on the trading day immediately succeeding such Pricing Date or Valuation Date, as applicable, on which a Market Disruption Event did not occur.

     A “trading day” means any day on which each exchange is scheduled to be open for its respective regular trading sessions.

     Notwithstanding anything to the contrary in the Prospectus Supplement, “Business Day” with respect to the Notes means a day that is both (i) a London Banking Day, and (ii) a New York Business Day (as defined in the Prospectus Supplement).

Ranking

     The Notes will be unsecured general obligations of TMCC and will rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

Amounts Payable at Maturity—Hypothetical Examples

     The table below presents examples of the payment at Maturity of the Notes on a hypothetical investment of $1,000 in Principal Amount of the Notes under various scenarios based on various hypothetical Final Prices for each Component Commodity. The table is based on the following assumptions:

  Principal Amount: $1,000

  Initial Price of each Component Commodity on the Pricing Date:

WTI Crude Oil:	$61.05
Natural Gas:	$6.299
Gold:	$639.750
Aluminum:	$2,830.00
Copper:	$6,201.00
Corn:	$390.25
Wheat:	$501.00
  The Notes are purchased at their initial sale to the public and held to Maturity.

  Participation Rate: 110%

  Payment at Maturity will be at least $1,000 per $1,000 in Principal Amount of the Notes.

     The table below is for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount paid at Maturity of the Notes will depend on the actual Initial Price and Final Price of each Component Commodity as well as the actual Participation Rate.

Hypothetical Final Price
							Hypothetical Basket Return	110 % of Hypothetical Basket Return	Hypothetical Return Amount (per $1,000 Notes)
WTI Crude Oil	Natural Gas	Gold	Aluminum	Copper	Corn	Wheat

$48.84	$5.039	$511.80	$2,264.00	$4,960.80	$312.20	$400.80	(20.0%)	(22.0%)	$0.00
67.16	5.669	767.70	3,396.00	8,061.30	195.13	501.00	0.0	0.0	0.00
73.26	5.039	831.68	3,254.50	8,061.30	292.69	651.30	10.0	11.0	110.00
70.21	8.504	799.69	3,254.50	8,371.35	448.79	676.35	25.0	27.5	275.00
48.84	9.449	959.63	4,245.00	9,301.50	585.38	751.50	40.0	44.0	440.00

     The actual prices of the Component Commodities on the Pricing Date and the Valuation Date may bear little relation to the hypothetical prices shown above.

Calculation Agent

     Wachovia Bank, National Association will act as the Calculation Agent. The Calculation Agent will determine the Return Amount. In addition, the Calculation Agent will determine whether there has been a Market Disruption Event (as defined below). All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the holders of Notes. TMCC may appoint a different Calculation Agent from time to time after the date of this pricing supplement without the consent of or notifying holders of the Notes.

     The Calculation Agent will provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, of the amount to be paid at Maturity on or prior to 11:00 a.m. (New York City time) on the New York Business Day immediately preceding the Stated Maturity Date.

     Wachovia Bank, National Association is an affiliate of Wachovia Capital Markets, LLC. Wachovia Capital Markets, LLC will purchase the Notes as principal from TMCC for resale.

Market Disruption Events

     Certain events (each, a “Market Disruption Event”) may prevent the Calculation Agent from calculating the Basket Return and therefore the Return Amount, if any, that is due at Maturity. A Market Disruption Event with respect to a Component Commodity means any of the following:

  the suspension of or material limitation on trading for more than two hours of trading, or during the one- half hour period preceding the close of trading, on the relevant exchange or market (without taking into account any extended or after-hours trading session), in any Component Commodity;

  the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the relevant exchange or market (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or market or otherwise, in option contracts or futures contracts related to any Component Commodity, which are traded on any major U.S. exchange; or

  the failure on any day of the relevant exchange or market or Bloomberg to publish the official daily closing prices for that day for any Component Commodity;

in each case as determined by the Calculation Agent in its sole discretion.

For purposes of determining whether a Market Disruption Event has occurred:

  a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market;

  a suspension in trading on the relevant exchange or market (without taking into account any extended or after-hours trading session), in any Component Commodity, by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Market Disruption Event; and

  a suspension of or material limitation on trading on the relevant exchange or market will not include any time when that exchange is closed for trading under ordinary circumstances.

     If a Market Disruption Event occurs on the Pricing Date or the Valuation Date, as applicable, the Initial Price or the Final Price of each Component Commodity, as applicable, will be determined as described under “—Payment at Maturity.”

Adjustments to the Basket and the Component Commodities Prices

     The composition of the Basket and/or the method of determining the closing price for each Component Commodity may be adjusted from time to time by the Calculation Agent, in its sole discretion, as follows:

  If an official closing price is not available for a Component Commodity for whatever reason, including any discontinuance of trading in the relevant contract by the NYMEX, the LBMA, the LME or CBOT, then the Calculation Agent may, in its sole discretion, take such action, including adjustments to the Basket or to the method of determining such closing price as it deems appropriate. By way of example, and without limitation, if a contract which serves as the basis for determining the closing price of a particular Component Commodity is discontinued by the exchange or market on which it traded, the Calculation Agent may, in its sole discretion, determine such closing price for that Component Commodity by reference to another contract for the Component Commodity traded on another exchange or market or to its bid for the Component Commodity for delivery on the Pricing Date or the Valuation Date, as applicable.

  If the terms of any contract used for determining the closing price of any Component Commodity are changed in a material respect by the commodity exchange upon which the contracts trade, the Calculation Agent may take such action, including adjustments to the Basket or to the method of determining the closing price of that Component Commodity, as it deems appropriate. Although TMCC is not aware of any planned modification of the terms of any contract, no assurance can be given that such modifications will not occur prior to the Stated Maturity Date.

  If, for whatever reason, there is any discrepancy between the closing price for a Component Commodity as reported by Bloomberg and the official closing price, cash settlement price or fixing price on the relevant exchange or market on the applicable date, the official closing price, cash settlement price or fixing price on the relevant exchange or market shall control.

     No adjustments will be made unless the Calculation Agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the closing price as an economic benchmark for the affected Component Commodity. Such adjustments, if any, may be made by the Calculation Agent at any time, or from time to time, on or prior to the Stated Maturity Date.

THE BASKET

     The Basket is an equally weighted basket of the following seven commodities: WTI crude oil, natural gas, gold, aluminum, copper, corn and wheat. For weighting purposes, a barrel of WTI crude oil, an MMBtu of natural gas, a troy ounce of gold, a ton of aluminum, a ton of copper, a bushel of corn and a bushel of wheat are weighted equally in the Basket.

The Commodities Markets

     The following discussion of the operation of the exchanges or markets on which the Component Commodities trade is based on publicly available information and is provided for informational purposes only. Each investor should make its own investigation into the NYMEX, the LBMA, the LME and the CBOT to determine whether the Notes are a suitable investment for it.

   The New York Mercantile Exchange

     The NYMEX, located in New York City, is the world’s largest physical commodities futures exchange and a leading trading forum for energy and precious metals. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures on the NYMEX occurred in 1978, with the introduction of heating oil futures contracts. NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil futures contract in 1983 and unleaded gasoline futures in 1984.

   The LBMA

     The London gold bullion market is the principal global clearing center for over-the-counter gold bullion transactions, including transactions in spot, forward and options contracts, together with exchange-traded futures and options and other derivatives. The principal representative body of the London gold bullion market is the LBMA, whose membership represents all sectors of the gold bullion market. The LBMA is currently comprised of 60 members, of which 9 are market-making members, plus a number of associate members around the world.

     Twice daily during London trading hours there is a “fixing” which provides reference gold prices for that day’s trading. Formal participation in the London fixing is traditionally limited to five market-making members of the LBMA. The fixing is conducted twice each business day by telephone at 10:30 a.m., to determine the London morning fixing price, and at 3:00 p.m., to determine the London afternoon fixing price. The five members of the gold fixing are Barclays Bank PLC, the Bank of Nova Scotia — ScotiaMocatta, Deutsche Bank AG, HSBC Bank USA, NA and Société Générale. The chairmanship of the gold fixing rotates annually amongst its members.

     Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representative at the fixing. Orders may be changed at any time during these proceedings. The gold price is adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced, at which time the price is declared to be fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media.

     The market for gold bullion is global and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system; expectations of the future rate of inflation; the relative strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted; interest rates; gold borrowing and lending rates; and global or regional economic, financial, political, regulatory, judicial or other events. In addition, gold prices may be affected by industry factors such as industrial and jewelry demand; lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold; levels of gold production and production costs; and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

   The London Metals Exchange

     The LME was established in 1877 and is the principal non-ferrous metal exchange in the world on which contracts for delivery of aluminum and copper, among other metals, are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for daily delivery (referred to as a “prompt date”) from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may be established for monthly delivery from the seventh month following the date of such contract up to 63, 27 and 15 months forward (depending on the commodity underlying the contract). Further, because it is a principals’ forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

     The LME is not a cash cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the Financial Services Authority in the United Kingdom.

     The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:45 a.m. to 1:15 p.m. and from 3:10 p.m. to 4:35 p.m., London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. In addition to the ring trading and telephone markets, an official exchange operated electronic trading platform is available. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

     Copper has traded on the LME since its establishment. The copper contract was upgraded to high grade copper in November 1981 and again to today’s Grade-A contract which began trading in June 1986. Primary aluminum was introduced as a 99.5% contract in December 1978 and today’s 99.7% high grade contract began in August 1987. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum.

   The Chicago Board of Trade

     The CBOT, established in 1848, is a leading futures and futures-options exchange. More than 3,600 CBOT member/stockholders trade 50 different futures and options products at the CBOT by open auction and electronically. Volume at the CBOT exchange in 2005 surpassed 674 million contracts, the highest yearly total recorded in its history.

     In its early history, the CBOT traded only agricultural commodities such as corn, wheat, oats and soybeans. Futures contracts at the CBOT exchange evolved over the years to include non-storable agricultural commodities and non-agricultural products. In October 2005, the CBOT marked the 30th anniversary of the Exchange's first financial futures contract, based on Government National Mortgage Association mortgage-backed certificates. Since that introduction, futures trading has been initiated in many financial instruments, including U.S. Treasury bonds and Notes, 30-Day Federal Funds, stock indexes, and swaps, to name but a few. Another market innovation, options on futures, was introduced in 1982. The CBOT added a new category to its diverse product mix in 2001 with the launch of 100 percent electronic Gold and Silver futures contracts. CBOT South American Soybean futures and

Ethanol futures, the CBOT exchange’s newest products, were introduced in 2005 in response to shifting trends in the global agricultural economy.

     For decades, the primary method of trading at the CBOT was open auction, which involved traders meeting face-to-face in trading pits to buy and sell futures contracts. But to better meet the needs of a growing global economy, the CBOT successfully launched its first electronic trading system in 1994. During the last decade, as the use of electronic trading has become more prevalent, the CBOT exchange has upgraded its electronic trading system several times. Most recently, on October 12, 2005, the CBOT successfully launched its newly enhanced electronic trading platform, e-cbot, powered by LIFFE CONNECT®, by introducing a major API upgrade.

The Component Commodities

   WTI Crude Oil

     The closing price of WTI crude oil is determined by reference to the U.S. dollar closing price per barrel of West Texas Intermediate light sweet crude oil on the NYMEX of the first nearby futures contract.

     Although WTI crude oil is refined principally in the United States’ mid-continent region, it forms the basis for pricing other domestic crudes as well as some foreign grades. The WTI spot price, in turn, is usually determined by global (rather than regional) supply and demand conditions due to the availability of product and crude oil pipelines that link the mid-continent to the Gulf Coast, a major crude oil trading and refining center.

     Demand for petroleum products by consumers, as well as agricultural, manufacturing and transportation industries, determines demand for crude oil by refiners. Since the precursors of product demand are linked to economic activity, crude oil demand will tend to reflect economic conditions. However, other factors such as weather will also influence crude oil demand.

     Crude oil supply is determined by both economic and political factors. Oil prices (along with drilling costs, availability of attractive prospects for drilling, taxes and technology) determine exploration and development spending which influence output capacity with a lag. In the short run, production decisions by the Organization of Petroleum Exporting Countries also affect supply and prices. Oil export embargoes and the current conflict in Iraq represent other routes through which political developments move the market.

   Natural Gas

     The closing price of natural gas is determined by reference to the official U.S. dollar closing price per MMBtu of natural gas on the NYMEX of the Henry Hub Natural Gas futures contract in respect of the first nearby month.

     The price of natural gas is primarily affected by demand for and supply of natural gas. On the demand side, natural gas has become an increasingly popular source of energy in the United States, for both consumers and industry, in part because it burns more cleanly and has minimal impact on the environment. Many utilities, for example, have shifted away from coal or oil to natural gas to produce electricity. Supply, however, has struggled to keep pace with demand. Broadly speaking, natural gas prices have increased in recent years due to the interaction of a number of factors: a strong growth in demand, competing government policies that encourage use of natural gas but limit access and development of domestic natural gas resources, the lack of infrastructure necessary to bring more natural gas to market, and the declining productivity of existing wells.

   Gold

     The closing price for gold is determined by reference to the London afternoon fixing price for one troy ounce of unallocated gold bullion for delivery in London through a member of the LMBA authorized to effect such delivery. Twice daily during London trading hours there is a “fixing” which provides reference gold prices for that day’s trading. Formal participation in the London fixing is traditionally limited to five market-making members of the LBMA. The fixing is conducted twice each business day by telephone at 10:30 a.m. to determine the London morning fixing price, and at 3:00 p.m. to determine the London afternoon fixing price. The members of the gold fixing are Barclays Bank PLC, the Bank of Nova Scotia—ScotiaMocatta, Deutsche Bank AG, HSBC Bank USA, NA and Société Générale. The chairmanship of the gold fixing rotates annually amongst its members.

     Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representative at the fixing. Orders may be changed at any time during these proceedings. The gold price is adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media.

   Aluminum

     The closing price of aluminum is determined by reference to the official U.S. dollar closing cash price per ton of high grade primary aluminum on the LME. The price of aluminum is primarily affected by the global demand for and supply of aluminum, and is also influenced from time to time by speculative actions and by currency exchange rates.

     Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the transportation, packaging and building sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or availability and pricing levels. There are substitutes for aluminum in various applications (e.g., wood and steel in buildings). Their availability and price will also affect the demand for aluminum.

     The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include droughts, transportation problems and shortages of power and raw materials.

   Copper

     The closing price of copper is determined by reference to the official U.S. dollar closing cash price per ton of copper-Grade A on the LME. The price of copper is primarily affected by the global demand for and supply of copper, and is also influenced from time to time by speculative actions and by currency exchange rates.

     Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the electrical and construction sectors. In recent years demand has been supported by strong consumption from newly industrializing countries, which continue to be in a copper-intensive period of economic growth as they develop their infrastructure. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

     Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. Chile is the largest producer of copper concentrate. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. Output has fallen particularly sharply in the “African Copperbelt” and in Bougainville, Papua New Guinea.

   Corn

     The closing price of corn is determined by reference to the official U.S. dollar closing price per bushel of Yellow #2 Corn on the CBOT of the first nearby futures contract. The price of corn is primarily affected by the global demand for, and supply of, corn.

     The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol. The demand for corn is also affected by the production and profitability of the pork and poultry sectors, which utilize corn for feed.

     The supply of corn is dependent on many factors including weather patterns, government regulation (including, without limitation, the provision of subsidies and regulation of exports), the price of fuel and fertilizers and the current and previous price of corn. The United States is the world’s largest supplier of corn, followed by China and Brazil. The supply of corn is particularly sensitive to weather patterns in the United States and China. It is not possible to predict the aggregate effect of all or any combination of these factors on demand or supply of corn.

   Wheat

     The closing price of wheat is determined by reference to the official U.S. dollar closing price per bushel of #2 Hard Red Winter Wheat on the CBOT of the first nearby futures contract.

     The price of wheat is primarily affected by the global demand for, and supply of, wheat. Demand for wheat is generally influenced by global population growth and the price and availability of substitutes for wheat. Winter wheat is used primarily to make flour for bread.

     The supply of wheat is dependent on many factors including general economic conditions, weather patterns, government regulation (including, without limitation, the provision of subsidies and regulation of exports), the price of fuel and fertilizers and the current and previous price of wheat. The supply and cost of wheat may also be adversely affected by insects, plant diseases and funguses. It is not possible to predict the aggregate effect of all or any combination of these factors on demand or supply of wheat.

Historical Final Prices of the Component Commodities

     The Basket was created solely for purposes of the offering of the Notes and will be used solely to determine the Basket Return and related Return Amount for the Notes. The Basket Return does not reflect all markets for the Component Commodities. Closing prices of the Component Commodities have fluctuated in the past and may, in the future, experience significant fluctuations. TMCC cannot make any assurance that the future market prices of the Component Commodities will result in holders of the Notes receiving a payment at Maturity greater than the Principal Amount of their Notes on the Stated Maturity Date. TMCC does not make any representation to holders of the Notes as to the performance of the Basket or the Component Commodities.

     The following tables set forth the high, low and quarter-end closing prices of the Component Commodities for each quarter from January 1, 2002 through December 31, 2006, as quoted on Bloomberg. On January 2, 2007, the closing prices of WTI crude oil, natural gas, gold, aluminum, copper, corn and wheat were $61.05, $6.299, $639.75, $2,830.00, $6,201.00, $390.25 and $501.00, respectively. Past movements of the Component Commodities are not indicative of future closing prices. TMCC has not independently verified the closing prices set forth in the tables below. The actual prices of the Component Commodities at or near the Valuation Date may bear little relation to the historical prices shown below.

Quarterly High, Low and Quarter-End Closing Price of WTI Crude Oil (USD/barrel)

	High	Low	Quarter-End

2002
Quarter
First	$26.31	$17.97	$26.31
Second	29.36	23.47	26.86
Third	30.77	26.07	30.45
Fourth	32.72	25.19	31.20

2003
Quarter
First	37.83	26.91	31.04
Second	32.36	25.24	30.19
Third	32.39	26.96	29.20
Fourth	33.71	28.47	32.52

2004
Quarter
First	38.18	32.48	35.76
Second	42.33	34.27	37.05
Third	49.90	38.39	49.64
Fourth	55.17	40.71	43.45

2005
Quarter
First	56.72	42.12	55.40
Second	60.54	46.80	56.50
Third	69.81	56.72	66.24
Fourth	65.47	56.14	61.05

2006
Quarter
First	68.35	57.65	66.63
Second	75.17	66.23	73.93
Third	77.03	60.46	62.91
Fourth	63.72	55.81	61.05

Quarterly High, Low and Quarter-End Closing Price of Natural Gas (USD/MMBtu)

	High	Low	Quarter-End

2002
Quarter
First	$3.472	$1.908	$3.283
Second	3.855	3.057	3.245
Third	4.138	2.660	4.138
Fourth	5.341	3.724	4.789

2003
Quarter
First	9.577	4.935	5.060
Second	6.521	4.919	5.411
Third	5.520	4.430	4.830
Fourth	7.221	4.459	6.189

2004
Quarter
First	7.287	5.077	5.933
Second	6.705	5.509	6.155
Third	6.911	4.570	6.795
Fourth	8.752	6.149	6.149

2005
Quarter
First	7.653	5.790	7.653
Second	7.749	6.123	6.981
Third	14.196	7.171	13.921
Fourth	15.378	11.022	11.225
2006
Quarter
First	10.630	6.547	7.210
Second	8.192	5.887	6.104
Third	8.211	4.201	5.620
Fourth	8.871	5.620	6.299

Quarterly High, Low and Quarter-End Closing Price of Gold (USD/troy ounce)

	High	Low	Quarter-End

2002
Quarter
First	$304.30	$277.75	$301.40
Second	327.05	297.75	318.50
Third	326.30	302.25	323.70
Fourth	349.30	310.75	347.20

2003
Quarter
First	382.10	329.45	334.85
Second	371.40	319.90	346.00
Third	390.70	342.50	388.00
Fourth	416.25	370.25	416.25

2004
Quarter
First	425.50	390.50	423.70
Second	427.25	375.00	395.80
Third	415.65	387.30	415.65
Fourth	454.20	411.25	435.60

2005
Quarter
First	443.70	411.10	427.50
Second	440.55	414.45	437.10
Third	473.25	418.35	473.25
Fourth	536.50	456.50	513.00

2006
Quarter
First	584.00	524.75	582.00
Second	725.00	567.00	613.50
Third	663.25	573.60	599.25
Fourth	648.75	560.75	632.00

Quarterly High, Low and Quarter-End Closing Price of Aluminum (USD/ton)

	High	Low	Quarter-End

2002
Quarter
First	$1,438.00	$1,313.00	$1,386.00
Second	1,398.00	1,318.00	1,364.50
Third	1,370.00	1,279.00	1,280.50
Fourth	1,399.00	1,275.50	1,344.50

2003
Quarter
First	1,459.00	1,340.50	1,350.00
Second	1,440.50	1,314.50	1,389.00
Third	1,505.00	1,378.00	1,407.50
Fourth	1,582.00	1,415.00	1,592.50

2004
Quarter
First	1,754.00	1,578.50	1,688.50
Second	1,826.00	1,575.00	1,698.50
Third	1,823.00	1,647.00	1,823.00
Fourth	1,964.00	1,748.00	1,964.00

2005
Quarter
First	2,031.50	1,809.00	1,973.00
Second	1,991.00	1,694.00	1,716.00
Third	1,909.00	1,675.00	1,857.00
Fourth	2,289.00	1,831.00	2,285.00

2006
Quarter
First	2,634.00	2,267.00	2,512.50
Second	3,275.00	2,397.50	2,550.50
Third	2,614.00	2,367.50	2,572.00
Fourth	2,886.00	2,480.00	2,850.00

Quarterly High, Low and Quarter-End Closing Price of Copper (USD/ton)

	High	Low	Quarter-End

2002
Quarter
First	$1,650.50	$1,421.00	$1,623.00
Second	1,689.50	1,551.00	1,654.00
Third	1,667.50	1,434.50	1,434.50
Fourth	1,649.50	1,429.00	1,536.00

2003
Quarter
First	1,728.00	1,536.00	1,587.50
Second	1,711.50	1,564.00	1,644.00
Third	1,824.50	1,638.00	1,794.00
Fourth	2,293.00	1,790.50	2,321.00

2004
Quarter
First	3,105.50	2,337.00	3,067.50
Second	3,170.00	2,554.00	2,664.50
Third	3,140.00	2,700.00	3,140.00
Fourth	3,287.00	2,835.00	3,279.50

2005
Quarter
First	3,424.50	3,072.00	3,408.00
Second	3,670.00	3,113.00	3,597.00
Third	3,978.00	3,444.00	3,949.00
Fourth	4,650.00	3,905.00	4,584.50

2006
Quarter
First	5,527.50	4,537.00	5,527.50
Second	8,788.00	5,561.00	7,501.00
Third	8,233.00	7,230.00	7,601.00
Fourth	7,740.00	6,290.00	6,290.00

Quarterly High, Low and Quarter-End Closing Price of Corn (USD/bushel)

	High	Low	Quarter-End

2002
Quarter
First	$214.75	$198.75	$202.50
Second	226.00	192.50	225.50
Third	281.00	214.25	251.50
Fourth	260.00	232.00	235.75

2003
Quarter
First	245.25	227.75	236.50
Second	256.00	228.50	228.50
Third	242.50	205.50	220.25
Fourth	254.75	213.75	246.00

2004
Quarter
First	320.00	250.00	320.00
Second	330.50	257.50	257.50
Third	257.50	205.25	205.50
Fourth	207.50	191.50	204.75

2005
Quarter
First	228.50	194.75	213.00
Second	235.50	195.25	212.25
Third	260.00	195.00	205.50
Fourth	216.25	186.25	215.75

2006
Quarter
First	236.00	205.00	236.00
Second	263.00	223.00	235.50
Third	264.25	219.00	262.50
Fourth	390.25	264.00	390.25

Quarterly High, Low and Quarter-End Closing Price of Wheat (USD/bushel)

	High	Low	Quarter-End

2002
Quarter
First	$308.25	$267.25	$285.00
Second	307.00	256.00	307.00
Third	416.00	313.00	396.50
Fourth	415.75	325.00	325.00

2003
Quarter
First	337.00	279.25	286.75
Second	338.75	275.50	301.75
Third	383.50	298.25	360.25
Fourth	405.75	325.50	377.00

2004
Quarter
First	422.75	355.00	408.00
Second	416.50	337.50	338.00
Third	341.00	299.50	306.75
Fourth	322.25	283.50	307.50

2005
Quarter
First	368.00	287.75	331.00
Second	339.50	296.50	321.50
Third	352.25	301.50	346.25
Fourth	348.75	293.00	339.25

2006
Quarter
First	376.00	322.50	347.75
Second	426.25	342.00	371.50
Third	445.50	359.75	443.00
Fourth	542.50	439.50	501.00

     The following graphs set forth the daily closing prices of the Component Commodities from January 2002 through December 2006. The historical closing prices of the Component Commodities should not be taken as an indication of future closing prices or the value of the Notes. TMCC obtained the closing prices used to compile the graph from Bloomberg, without independent verification.

PLAN OF DISTRIBUTION

     Under the terms of and subject to the conditions of an Appointment Agreement dated May 2, 2006 and an Appointment Agreement Confirmation dated January •, 2007 between TMCC and Wachovia Capital Markets, LLC, Wachovia Capital Markets, LLC, acting as principal, has agreed to purchase and TMCC has agreed to sell $• in principal amount of Notes.

RISK FACTORS

     Investing in the Notes involves a number of risks. In addition to the risks described in “Risk Factors” on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. The Notes do not pay interest on a current basis. Investing in the Notes is not equivalent to investing directly in the Component Commodities. An investment in the Notes entails other risks not associated with an investment in conventional debt securities. Potential investors should consider carefully the following discussion of risks before deciding whether to invest in the Notes.

The Notes Differ from Conventional Debt Securities and Do Not Pay Interest on a Current Basis

     The terms of the Notes differ from those of conventional debt securities in that TMCC will not pay interest on the Notes on a current basis. If the Basket Return is not positive over the term of the Notes, TMCC will pay only $1,000 for each $1,000 in Principal Amount of Notes held at Maturity. Therefore, the return on an investment in the Notes may be less than the amount that would be paid on an ordinary debt security. The return at Maturity of only $1,000 for each $1,000 in Principal Amount of the Notes will not compensate a holder for any loss in value due to inflation and other factors relating to the value of money over time.

Relatively High Closing Prices of Component Commodities During the Term of the Notes Will Not Be Reflected in the Payment Made at Maturity if the Final Price of Such Component Commodities Is Lower Than Such Interim Closing Prices of Such Component Commodities

     The Final Prices of the Component Commodities will be determined ten Business Days prior to Maturity. The closing prices of the Component Commodities on such date might be substantially lower than the prices of the Component Commodities during the term of the Notes. This difference between the interim prices during the term of the Notes and the Final Price of the Component Commodities could be particularly large if there is a significant decrease in the prices of the Component Commodities during the latter portion of the term of the Notes or if there is significant volatility in the prices of the Component Commodities during the term of the Notes. For example, if the prices of the Component Commodities steadily increase during the initial term of the Notes and then steadily decrease back to the Initial Price, the Final Prices of such Component Commodities may be significantly less than the closing levels of such Component Commodities at their peak. Under these circumstances, holders of the Notes might receive a significantly smaller payment at Maturity than they would have received if the maturity date of the Notes had been at or near the peak rather than on the actual Stated Maturity Date.

The Notes May Not Pay More than the Principal Amount at Maturity, and the Principal Amount is Protected Only if a Holder Holds Its Notes to Maturity

     If the Basket Return is not positive over the term of the Notes, TMCC will pay only $1,000 for each $1,000 in Principal Amount of Notes held at Maturity.

     A holder of the Notes will receive the Principal Amount of the Notes if it holds the Notes to Maturity, subject to the ability of TMCC to pay its obligations. If a holder sells its Notes in the secondary market prior to Maturity, it will not receive principal protection on the portion of the Notes sold.

Ownership of the Notes Does Not Entitle Holders to Any Rights with Respect to Any Component Commodities or Futures or Forward Contracts on the Component Commodities

     Holders of the Notes will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any of the Component Commodities or futures contracts on the Component Commodities. Even if the closing prices of the Component Commodities increases above the Initial Price of such Component Commodities during the term of the Notes, the market value of the Notes may not increase by the same amount. It is also possible for the prices of the Component Commodities to increase while the market value of the Notes declines.

Secondary Trading May Be Limited

     The Notes will not be listed on an organized securities exchange. There may be little or no secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow holders to trade or sell the Notes easily.

     Wachovia Capital Markets, LLC may act as a market maker for the Notes, but is not required to do so. Because TMCC does not expect that other market makers will participate significantly in the secondary market, if any, for the Notes, the price at which holders may be able to trade Notes is likely to depend on the price, if any, at which Wachovia Capital Markets, LLC is willing to transact. If at any time Wachovia Capital Markets, LLC does not act as a market maker, it is likely that there will be little or no secondary market for the Notes.

Lack of Regulation by the CFTC

     Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” (a “CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, TMCC will not be registered with the CFTC as a CPO and holders of the Notes will not benefit from the CFTC’s or any non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Notes do not constitute investments in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”). TMCC is not registered with the CFTC as an FCM and holders of the Notes will not benefit from the CFTC’s or any other non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

Trading in the Component Commodities Can Be Volatile Based on a Number of Factors that TMCC Cannot Control

     Trading in the Component Commodities is speculative and can be extremely volatile. Market prices of the Component Commodities may fluctuate rapidly based on numerous factors, including but not limited to: changes in supply and demand relationships; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; technological developments; and changes in interest rates. These factors may affect the prices of the Component Commodities and the value of the Notes in varying ways, and different factors may cause the value of the Component Commodities included in the Basket, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of the Notes

     The commodity markets are subject to disruptions due to various factors, including but not limited to the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. There can be no assurance that any such disruption or any force majeure event (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the prices of the Component Commodities or the manner in which it is calculated and therefore, the value of the Notes.

Many Factors Affect the Trading Value of the Notes; These Factors Interrelate in Complex Ways and the Effect of Any One Factor May Offset or Magnify the Effect of Another Factor

     The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the prices of the Component Commodities. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

     The prices of the Component Commodities are expected to affect the trading value of the Notes. TMCC expects that the market value of the Notes will depend substantially on the amount, if any, by which the prices of the Component Commodities exceeds or does not exceed the Initial Price. However, if a holder were to sell Notes when the prices of the Component Commodities exceed the Initial Price, such holder might receive substantially less than the amount that would be payable at Maturity based on that value because of the expectation that the prices of the Component Commodities will continue to fluctuate until the Final Prices are determined.

     Changes in the levels of interest rates are expected to affect the trading value of the Notes. TMCC expects that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, the trading value of the Notes should decrease and, conversely, if United States interest rates decrease, the trading value of the Notes should increase.

     Changes in the volatility of the Component Commodities are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the prices of the Component Commodities increases or decreases, the trading value of the Notes may be adversely affected. In addition, the Basket includes only seven commodities and, as a result, price volatility in these Component Commodities will likely have a greater impact on the Return Amount than it would on a broader commodities basket.

     As the time remaining to the Stated Maturity Date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. TMCC anticipates that before the Stated Maturity Date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the levels or prices of the Component Commodities. This difference will reflect a “time premium” due to expectations concerning the value of the Return Amount during the period before the Stated Maturity Date of the Notes. However, as the time remaining to the Stated Maturity Date of the Notes decreases, TMCC expects that this time premium will decrease, lowering the trading value of the Notes.

     Changes in the credit ratings of TMCC may affect the trading value of the Notes. The credit ratings of TMCC are an assessment of its ability to pay its obligations. Consequently, real or anticipated changes in TMCC’s credit ratings may affect the trading value of the Notes. However, because the return on the Notes is dependent upon factors in addition to the ability of TMCC to pay its obligations under the Notes, such as the percentage change in the prices of the Component Commodities shortly prior to Maturity relative to the Pricing Date, an improvement in the credit rating of TMCC will not reduce other investment risks related to the Notes.

     Changes in correlation among the prices of the Component Commodities may affect the value of the Notes. Correlation is the extent to which the values of the Component Commodities included in the Basket increase or decrease to the same degree at the same time. To the extent that correlation among the Component Commodities changes, the value of the Notes may be adversely affected. For example, if the price of one Component Commodity decreases sharply and the others appreciate slightly or remain unchanged, expectations concerning the value of the Return Amount may diminish which may cause the value of the Notes to decline. Moreover, a sharp decrease in the price of one Component Commodity relative to the others may cause the Basket Return to be not positive, in which case the payment at Maturity will be limited to the Principal Amount.

     In general, assuming all relevant factors are held constant, TMCC expects that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. TMCC expects, however, that the effect on the trading value of the Notes of a given change in the value of the Return Amount will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

There Are Specific Risks Associated with the Component Commodities Included in the Basket

     Crude Oil. Oil prices are highly volatile. They are affected by numerous factors in addition to economic activity. These include political events, weather, labor activity, and, especially, direct government intervention such as embargos, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America and Russia. Such events tend to affect oil prices worldwide, regardless of the location of the event. The outcome of meetings of the Organization of Petroleum Exporting Countries can particularly affect world oil supply and oil prices. Oil prices could also be affected by any decision by the Organization of Petroleum Exporting Countries to quote oil prices in a currency other than U.S. dollars (such as Euros), which could decrease liquidity in the applicable futures contract, and thereby affect the value of such futures contract. Market expectations about these events and speculative activity also cause prices to fluctuate. Due to the recent rapid appreciation in energy prices, there is a significant possibility that a negative correction will occur and decrease oil prices, thereby adversely affecting the value of the Return Amount.

     Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers, and such producers have in the recent past implemented curtailments of output and trade. Such efforts at supply curtailment (or the cessation thereof) could affect the value of the applicable futures contract. Oil’s major end-use as a refined product is as a transport fuel, industrial fuel and in-home heating fuel. Potential for substitution exists in most areas, although considerations including relative cost often limit substitution levels. However, the development of a substitute product or transport fuel could adversely affect the value of the applicable futures contract.

     In the event of sudden disruptions in the supplies of oil, such as those caused by war, accidents, weather or acts of terrorism, prices of oil futures contracts and, consequently, the value of the Return Amount, could become extremely volatile and unpredictable. Also, sudden and dramatic declines in futures contract prices may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the discovery of significant additional sources or reserves of oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Any such declines could have a significant adverse effect on the value of the Return Amount and on the value of the Notes. In addition, the price of oil has on occasion been subject to very rapid and significant short-term changes due to speculative activities which, if such activities result in a price decrease, may cause the value of the Notes to decrease. Such volatility could lead some investors in oil futures contracts to withdraw from the applicable futures markets, which could adversely affect the liquidity of such markets and could adversely affect the value of the Return Amount and, correspondingly, the value of the Notes.

     Natural Gas. The price of natural gas is primarily influenced by the global supply of, and demand for, natural gas, both in the short term and the long term.

     The demand for natural gas has traditionally been cyclical with the highest demand generally occurring during the months of winter and the lowest demand generally occurring during the warmest months of summer. In addition to this cyclical demand, there are two major drivers that influence the demand for natural gas and, therefore, its price: fuel switching and the U.S. economy. Fuel switching occurs when the price of natural gas rises and thereby causes consumers to switch to an alternate fuel source. Similarly, the U.S. economy and, in particular, whether it is experiencing an expansion or recession, has an impact on the short term demand for natural gas, especially in the industrial sector. While these factors can significantly affect the demand for natural gas, there are many other factors from the industrial, commercial and residential sectors that affect the demand for natural gas and, therefore, its price.

     The world’s supply of natural gas is concentrated in the Middle East, Europe, the former Soviet Union and Africa. In general, the supply of natural gas is based on competitive market forces: inadequate supply at any one time leads to price increases, which signal to production companies the need to increase the supply of natural gas to the market. Supplying natural gas in order to meet this demand, however, is dependent on a number of factors. These factors may be broken down into two segments: those factors that affect the short term supply and general barriers to increasing supply. In turn, factors that affect the short term supply are as follows: the availability of skilled workers and equipment, permitting and well development and weather and delivery disruptions (e.g., hurricanes, labor strikes and wars). Similarly, the other more general barriers to the increase in supply of natural gas are: access to land, the expansion of pipelines and the financial environment. These factors, which are not exhaustive, are interrelated and can have complex and unpredictable effects on the supply for, and the price of, natural gas.

     Gold. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs, and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

     Aluminum. Market prices for aluminum are highly volatile and are affected by numerous factors, with the two principal factors being the level of economic activity in the main consuming markets and the rate of supply of new metal from producers. Other factors influencing market prices for aluminum include disruptions in aluminum output, the level of metal exports from Russia, producer cut-backs and speculative activity.

     Production of aluminum is a three-stage process beginning with the mining of bauxite. The mining of bauxite occurs mainly in the tropics, with the major producing regions being the Caribbean, South America, Africa, Southeast Asia and Australia. Fluctuation in the supplies of bauxite or social or political disruptions in the major producing regions could affect the value of the Return Amount. The production of aluminum from alumina is a power-intensive process and a continuous supply of electrical power is essential. A significant proportion of aluminum production capacity is located close to resources of hydroelectric power. Other economical energy sources for producing aluminum include low-grade coal and waste gases from oil production. However, disruptions in the supply of energy to aluminum producers or an increase in the cost thereof could affect the value of the Return Amount. Furthermore, a significant proportion of western world aluminum production capacity is controlled by a small number of companies, and such producers have in the past implemented temporary curtailments of output. Such efforts at supply curtailment (or the cessation thereof) could affect the value of the Return Amount. Aluminum’s major end-uses include applications in the transportation, construction, packaging and electrical industries. Potential for substitution exists in all areas, although considerations including relative weight and cost often limit substitution levels. However, the development of a substitute product could adversely affect the value of the Return Amount.

     In the event of sudden disruptions in the supplies of aluminum, such as those caused by war, accidents, weather of acts of terrorism, aluminum prices and, consequently, the value of the Return Amount, could become extremely volatile and unpredictable. Also, sudden and dramatic declines in aluminum prices as may occur, for example, upon cessation of hostilities that may exist in countries producing aluminum or upon the discovery of significant additional sources or reserves of the raw materials necessary to produce aluminum (e.g., bauxite or electricity), the introduction of new or previously withheld supplies into the market (e.g., aluminum from the former Soviet Union) or the introduction of substitute products of commodities, could have a significant adverse effect on the value of the Return Amount and on the value of the Notes. In addition, the price of aluminum has on occasion been subject to very rapid and significant short-term changes due to speculative activities which, if such activities result in a price decrease, may cause the value of the Notes to decrease.

     Copper. The price of copper is primarily affected by the global demand for, and supply of, copper. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important include the electrical and construction sectors. In recent years demand has been supported by strong consumption from newly industrializing countries, which continue to be in a copper-intensive period of economic growth as they develop their infrastructure. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper.

     Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from countries that have experienced political instability and upheaval and, as a result, copper supply has been affected by strikes, financial problems and terrorist activity in recent years.

     Corn. The price of corn is primarily affected by the global demand for, and supply of, corn. The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol. The demand for corn is also affected by the profitability of the pork and poultry sectors, which utilize corn for feed. Troubles in those industries will lessen the demand for corn. For example, if the bird flu crisis were to have an effect on world poultry markets, the demand for corn may decrease.

     The supply of corn is dependent on many factors including weather patterns, government regulation (including, without limitation, the provision of subsidies and regulation of exports), the price of fuel and fertilizers and the current and previous prices of corn. The United States is the world’s largest supplier of corn, followed by China and Brazil. The supply of corn is particularly sensitive to weather patterns in the United States and China.

     Wheat. The price of wheat is primarily affected by the global demand for, and supply of, wheat. Demand for wheat is generally influenced by global population growth and the price and availability of substitutes for wheat. Winter wheat is used primarily to make flour for bread.

     The supply of wheat is dependent on many factors including general economic conditions, weather patterns, government regulation (including, without limitation, the provision of subsidies and regulation of exports), the price of fuel and fertilizers and the current and previous price of wheat. The supply and cost of wheat may also be adversely affected by insects, plant diseases and funguses. It is not possible to predict the aggregate effect of all or any combination of these factors on demand or supply of wheat.

Risks Relating to Trading of Gold on the LBMA

     The closing price of gold will be determined by reference to U.S. dollar fixing prices of unallocated gold bullion traded on the LBMA. Investments in securities linked to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuation in the prices of LBMA contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Risks Relating to Trading of Aluminum and Copper on the LME

     The closing prices of aluminum and copper will be determined by reference to the U.S. dollar settlement prices of such Component Commodities for cash delivery on the LME. Investments in securities linked to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets. In addition, the LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, depending on the underlying commodity, a contract may be entered into on the LME calling for daily delivery from one day to three months following the date of such contract and for monthly delivery from the seventh month following the date of such contract up to 63 months following the date of such contract, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on the valuation date, the U.S. dollar settlement prices used to determine the closing prices of aluminium and copper, and consequently the Return Amount, could be adversely affected.

Historical Prices of the Component Commodities Should Not Be Taken as an Indication of the Future Prices of the Component Commodities During the Term of the Notes

     The closing prices of the Component Commodities will be influenced by complex and interrelated political, economic, financial and other factors that can affect the markets in which those commodities are traded and the values of those commodities themselves. As a result, it is impossible to predict whether the closing prices of the Component Commodities will rise or fall.

The Basket Is Not a Recognized Market Index and May Not Accurately Reflect Global Market Performance

     The Basket is not a recognized market index. The Basket was created solely for purposes of the offering of the Notes and will be used solely to determine the Basket Return and related Return Amount for the Notes. The level of the Basket and, therefore, the Return Amount, however, will not be published during the term of the Notes. The Basket does not reflect the performance of all major securities or commodities markets, and may not reflect actual global market performance.

The Basket Is Not Diversified and May Be Subject to Greater Volatility Than a Broadly Diversified Basket, Which May Adversely Affect the Market Price of the Notes

     Because the Notes are linked to the Basket which reflects the strike price on futures contracts and settlement prices on seven different exchange-traded physical commodities, the Basket will be less diversified than other funds or investment portfolios that invest in a broad range of commodities and, therefore, could experience greater volatility. An investment in the Notes may therefore carry risks similar to a concentrated investment in a limited number of commodities.

TMCC and Its Affiliates Have No Affiliation with the NYMEX, the LBMA, the LME or the CBOT and Are Not Responsible for Their Public Disclosure of Information

     TMCC and its affiliates are not affiliated with the NYMEX, the LBMA, the LME or the CBOT in any way and have no ability to control or predict any of their actions, including any errors in or discontinuation of disclosure regarding any of their methods or policies relating to the determination of the closing prices of the Component Commodities. The NYMEX, the LBMA, the LME or the CBOT are not under any obligation to continue to determine the closing prices for the Component Commodities. If the NYMEX, the LBMA, the LME or the CBOT discontinues, or materially changes the method of determining the closing prices for the Component Commodities, it may become difficult to determine the market value of the Notes or the Return Amount. Under these circumstances, the Calculation Agent in its sole discretion may designate a successor provider of closing prices. If the Calculation Agent determines in its sole discretion that no comparable provider of closing prices exists, the Return Amount will be determined by the Calculation Agent in its sole discretion.

     TMCC has derived the information about the Component Commodities and the NYMEX, the LBMA, the LME and the CBOT in this prospectus supplement from publicly available information, without independent verification. Neither TMCC nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about the Component Commodities or the NYMEX, the LBMA, the LME or the CBOT contained in this prospectus supplement. An investor in the Notes should make its own investigation into the Component Commodities, the NYMEX, the LBMA, the LME and the CBOT. In addition, each prospective investor should consult its legal advisors in determining the appropriate treatment of the Notes under any applicable capital or similar rules, and under applicable tax and accounting requirements. Furthermore, prospective investors whose investment activities are subject to investment laws and regulations or to review by certain authorities may be subject to restrictions on investment in certain types of securities, which may include the Notes. Prospective investors should review and consider such restrictions prior to investing in the Notes.

The Calculation Agent May Modify the Composition of the Basket and the Determination of the Prices of the Component Commodities

     The composition of the Basket and the method of calculating the closing prices of the Component Commodities may be adjusted by the Calculation Agent from time to time upon the occurrence of certain extraordinary events. For example, if the method used for determining the closing price of a Component Commodity is changed in a material respect by the commodity exchange upon which futures or forwards contracts with respect to that Component Commodity trades, or if a closing price is not available for a Component Commodity for any reason, then the Calculation Agent may take such action, including adjustments to the Basket or to the method of calculating the closing price of that Component Commodity, as it deems appropriate. Such changes could adversely affect the Return Amount and, consequently, the value of the Notes.

The Notes Will Be Treated as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

     A holder of the Notes should also consider the tax consequences of investing in the Notes. The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “United States Federal Income Taxation.” Under this treatment, a U.S. taxable investor will generally be subject to annual income tax based on the comparable yield (as defined in this pricing supplement) even though there will be no payments on the Notes prior to Maturity. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at Maturity, of the Notes generally will be treated as ordinary income. Non-U.S. investors may be subject to federal withholding tax unless certain certification procedures are satisfied. Please read carefully the section of this pricing supplement called “United States Federal Income Taxation.”

     Investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trading by Wachovia Capital Markets, LLC or its Affiliates in the Component Commodities May Affect the Return on the Notes

     Wachovia Capital Markets, LLC and certain other of its affiliates may, from time to time, trade in some or all of the Component Commodities on a spot and forward basis and other contracts and products in or related to the Component Commodities (including futures contracts and options on futures contracts traded on futures exchanges in the United States and other countries, and commodity options and swaps). Also, Wachovia Capital Markets, LLC may issue or any of its affiliates may underwrite other financial instruments with returns linked to the prices of the Component Commodities or the Component Components and derivative commodities. These trading and underwriting activities could affect the prices of the Component Commodities in a manner that would be adverse to the holder’s investment in the Notes. With respect to any such activities, neither Wachovia Capital Markets, LLC nor any of its other affiliates has any obligation to take the needs of any buyers, sellers, holders or issuers of the Notes into consideration at any time.

UNITED STATES FEDERAL INCOME TAXATION

     The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes. This discussion applies to an initial holder of Notes purchasing the Notes at their issue price for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or if a holder of Notes is subject to special treatment under the U.S. federal income tax laws, such as:

  a financial institution;

  a regulated investment company;

  a real estate investment trust;

  a tax-exempt entity;

  a dealer in securities or foreign currencies;

  a person holding the Notes as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction, or who has entered into a “constructive sale” with respect to the Notes;

  a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

  a trader in securities, foreign currencies or commodities, or a dealer in commodities that elects to apply a mark-to-market method of tax accounting; or

  a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

     As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

     The following discussion only applies to a “U.S. Holder” of Notes. A “U.S. Holder” is a beneficial owner of a Note that is for U.S. federal income tax purposes:

  a citizen or resident of the United States;

  a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or

  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     The Notes are “Contingent Notes” as described in the accompanying prospectus supplement and will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. As a result, the Notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.

     TMCC is required to determine a “comparable yield” for the Notes. The “comparable yield” is the yield at which TMCC could issue a fixed rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes. TMCC has determined that the “comparable yield” is an annual rate of         %, compounded semi-annually.

     Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a “projected payment schedule” in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to Maturity on the Notes equal to the comparable yield. Based on its determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount Note consists of a single payment of $         on the Stated Maturity Date.

     Based on TMCC’s determination of the comparable yield and projected payment schedule, the following table states the amount of interest that will be deemed to have accrued with respect to a $1,000 principal amount Note during each calendar year (assuming semi-annual accrual periods, and that the Return Amount does not become fixed more than 6 months prior to Maturity of the Notes):

Calendar Year	OID Deemed to Accrue During Calendar Year (Per $1,000 Principal Amount)	Total OID Deemed to have Accrued from Original Issue Date (Per $1,000 Principal Amount) as of End of Calendar Year
Original Issue Date through December 31, 2007	$	$
January 1, 2008 through December 31, 2008	$	$
January 1, 2009 through December 31, 2009	$	$
January 1, 2010 through the Stated Maturity Date	$	$

Neither the comparable yield nor the projected payment schedule constitutes a representation by TMCC regarding the actual amount, if any, that will be paid on the Notes.

     For U.S. federal income tax purposes, a U.S. Holder is required to use TMCC’s determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the IRS. Regardless of a U.S. Holder’s accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward to reflect amounts received on sale, exchange or retirement of a Note (as described below).

     Accordingly, subject to a sale, exchange or retirement of the Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes, that equals:

  the product of (i) the adjusted issue price of the Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

  divided by the number of days in the accrual period; and

  multiplied by the number of days during the accrual period that such U.S. Holder held the Notes.

     For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by any interest income previously accrued.

     Upon a sale, exchange or retirement of a Note (including at its Maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and such holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by such holder in respect of the Note. A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if a U.S. Holder recognizes a loss above certain thresholds, such holder may be required to file a disclosure statement with the IRS. U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.

     Special rules will apply if the Return Amount becomes fixed more than six months prior to the Stated Maturity Date. For purposes of the preceding sentence, the Return Amount will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. Generally, in this case a U.S. Holder would be required to make adjustments to account for the difference between the amount so treated as fixed and the projected payment in a reasonable manner over the remaining term of the Note. A U.S. Holder’s tax basis in the Note and the character of any gain or loss on the sale of the Note could also be affected. U.S. Holders are urged to consult their tax advisers concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

     The following discussion only applies to a “Non-U.S. Holder” of Notes. A “Non-U.S. Holder” is a beneficial owner of a Note that is for U.S. federal income tax purposes:

  a nonresident alien individual;

  a foreign corporation; or

  a nonresident alien fiduciary of a foreign estate or trust.

     “Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, such an individual should consult his own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

     Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale or exchange of the Notes, will be exempt from U.S. federal income tax (including withholding tax) provided generally that such holder has fulfilled the certification requirement described below and such amounts are not effectively connected with such holder’s conduct of a U.S. trade or business.

     The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that such holder is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements.

     If a Non-U.S. Holder is engaged in a trade or business in the United States and if the income or gain on the Note, if any, is effectively connected with such holder’s conduct of such trade or business, although exempt from the withholding tax discussed above, such holder will generally be subject to regular U.S. income tax on such income or gain in the same manner as if such holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, such holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. A Non-U.S. Holder to which this paragraph applies is urged to consult its tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax.

     Notes held by a Non-U.S. Holder that is an individual will not be included in such holder’s estate for U.S. federal estate tax purposes, provided that interest on the Notes is not then effectively connected with such holder’s conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

     Interest paid on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its Maturity) will be subject to information reporting if a holder is not an “exempt recipient” (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions. A Non-U.S. Holder that complies with the identification procedures described in the preceding section will generally establish an exemption from backup withholding.

     Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

ADDITIONAL CONSIDERATIONS

     Client accounts over which Wachovia Capital Markets, LLC or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to ERISA, individual retirement accounts and every other client account over which Wachovia Capital Markets, LLC or its affiliates have investment discretion or act as fiduciary.

USE OF PROCEEDS AND HEDGING

     The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement and to hedge market risks of TMCC associated with its obligation to pay the Return Amount of the Notes.